

02004802

SEC[illegible] [illegible]OMMISSION
Washington, D.C. 2[illegible]49

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OMB Number:	3235-0123
Expires:	October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50146

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D M KECK & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1810 Chapel Avenue West Suite 100
(No. and Street)

Cherry Hill (City) New Jersey (State) 08002 (Zip Code)

PROCESSED
APR 04 2002
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Keck 856-662-1294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woodworth and St. John
(Name – *if individual, state last, first, middle name*)

704C East Main Street (Address) Moorestown, (City) New Jersey (State) 08057 (Zip Code)


RECEIVED
MAR 0 1 2002
354

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Patricia A. Keck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D M Keck & Company, Inc., as of December 31 2001, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia Keck
Signature

Vice President
Title



Notary Public

Neil S. Bulk
Notary Public of New Jersey
My Commission Expires 2/25/05
ID # 2242676

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. M. KECK & COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

	Cost	Accumulated Depreciation	Net Book Value	
CURRENT ASSETS				
Cash				191,674
Commissions receivable – clearing broker				115,464
Prepaid expenses				8,852
Loan to officer				7,410
Loan to employees				2,779
Note receivable – officers				23,623
Prepaid corporation taxes				80
				349,882
PROPERTY AND EQUIPMENT	*Cost*	*Accumulated Depreciation*	*Net Book Value*	
Office equipment	13,524	11,550	1,974	
Furniture and fixtures	12,371	8,915	3,456	
Data processing equipment	54,913	43,779	11,134	
	80,808	64,244		16,564
OTHER ASSETS				
Organization costs (net)			153	
Security deposits			12,483	12,636
				379,082

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable		34,291
Accrued expenses		3,000
Accrued payroll		42,912
Accrued corporate taxes		18,278
		98,480
STOCKHOLDER'S EQUITY		
Common stock (10,000 shares authorized 2000 issued and outstanding)	293,102	
Less, Treasury stock	(12,500)	
Accumulated deficit	-0-	280,602
		379,082

"The Accompanying Notes Are An Integral Part of This Financial Statement"

D. M. KECK & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Principal transactions	2,014,274
OPERATING EXPENSES	
Group insurance	41,280
Clearance fees	168,758
Salaries	1,282,503
Payroll taxes	74,832
Regulatory fees	7,936
Total Operating Expenses	1,575,309
GENERAL AND ADMINISTRATIVE EXPENSES	
Amortization	922
Advertising and promotion	6,883
Bank charges	791
Cable charges	400
Communications and data processing	99,733
Consulting	750
Depreciation	15,436
Dues and subscriptions	11,173
Entertainment	77,321
Internet expense	14,203
Insurance	2,571
Office expense	8,832
Postage	1,065
Payroll processing	1,934
Professional fees	7,095
Rent	28,355
Supplies	12,288
Telephone	68,438
Travel	29,484
	387,674
INCOME FROM OPERATIONS	51,291
OTHER INCOME (EXPENSE)	
Interest income	7,037
Contributions	(2,780)
INCOME BEFORE TAXES	55,548
INCOME TAXES	
Federal	16,430
State	6,687
NET INCOME	32,431

"The Accompanying Notes Are An Integral Part of This Financial Statement"